

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2013

Via E-mail
Mr. Rick Shearer
Chief Executive Officer
Emerge Energy Services LP
1400 Civic Place, Suite 250
Southlake, Texas 76092

Re: **Emerge Energy Services LP**
        Registration Statement on Form S-1
        Filed March 25, 2013
        File No. 333-187487

Dear Mr. Shearer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Industry and Market Data, page v

1.   We re-issue comment 1 from our letter dated June 21, 2012 in part. Please supplementally provide us with the relevant portions of any updated third party report that you cite, such as the February 6, 2013 PropTester® report. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus.

Sand Customers, page 4

2.   We note that in response to comment 1 from our letter dated December 7, 2012, you revised your disclosure on page 4 to disclose the various contract types in place for your Barron facility's annual production capacity. You appear to disclose the impact of fixed

volume as compared to take-or-pay contracts in your risk factor on page 33 entitled "[a]ny material nonpayment …," and you have also provided disclosure under management's discussion and analysis of financial condition and results of operations under "[h]ow we generate our revenues" beginning on page 88. However, please better explain efforts-based contracts and tolling agreements.

The Offering, page 19

3.   We note your response to comment 3 from our letter dated December 7, 2012 and your statement in footnote 1 to the registration fee table that the transactions registered on this Form S-1 include "common units issuable upon exercise of the underwriters' option to purchase additional common units." Please explain to us whether, in the event and to the extent that the underwriters' option is not exercised in full, the issuance of common units to Insight Equity and the other private investors will be pursuant to an exemption from registration, and if so, what exemption.

Sand Segment page 141

4.   Please revise to update your mineral reserves to correspond to your fiscal year end. Please note that mineral reserves may be depleted based on your annual mine production.

5.   Please disclose the annual production tonnage for each of your mines.

Exhibits

6.   We note that you currently list certain exhibits as filed previously, and appear to intend to incorporate exhibits submitted confidentially. However, as this is your first registration statement filed under the Securities Act, this should be complete, including all required exhibits. See Jumpstart Our Business Startups Act Frequently Asked Questions, Confidential Submission Process for Emerging Growth Companies, FAQ #10, available at http://www.sec.gov/divisions/corpfin/guidance/cfjumpstartfaq.htm.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andri Boerman at (202) 551-3645 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters or John Coleman at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Norman von Holtzendorff at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director